1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page

1.1	Announcement Regarding the Resolutions Passed at the Extraordinary General Meeting dated June 9, 2004	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 10, 2004	By: /s/ Zhou Deqiang
Name: Zhou Deqiang
Title: Chairman and CEO

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00728)

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement Regarding the Resolutions Passed at the Extraordinary General Meeting

•	The Board of the Company is pleased to announce that the Shareholders have, at the EGM of the Company held on 9 June 2004, passed all of the resolutions set out in the notice convening the EGM contained in the Circular.

•	Completion of the Acquisition is expected to take place on 30 June 2004.

The EGM of the Company convened pursuant to the notice of EGM dated 13 April 2004 was held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, the People’s Republic of China on 9 June 2004. There were a total of 16,805,066,321 shares, representing approximately 22.22% of the total issued share capital of the Company as of the Book Closure Date, entitled to attend and vote for or against the resolutions considered at the EGM. China Telecommunications Corporation, the controlling shareholder of the Company and a holder of an aggregate of 58,809,120,182 shares of the Company, representing approximately 77.78% of the total issued share capital of the Company as of the Book Closure Date, was entitled to attend and either to vote against the ordinary resolutions set out in (1) & (2) below or to abstain from voting on such resolutions. China Telecommunications Corporation abstained from voting on such resolutions. 4 shareholders and authorised proxies holding an aggregate of 69,979,862,251 shares, representing 92.5486% of the total voting shares of the Company, were present at the EGM. This shareholding proportion was in compliance with the quorum requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. Holders of 2,393,019,748 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 66,000 H shares of the Company appointed directly the chairman of the meeting as their proxy to attend and vote on their behalf. The EGM was chaired by Mr. Chang Xiaobing, President and chief operating officer of the Company. Computershare Hong Kong Investor Services Limited, the share registrar for the Company, was the scrutineer for the vote-takings. After consideration and voting by the Shareholders and authorised proxies, the following resolutions were passed at the EGM as ordinary and special resolutions:

Ordinary Resolutions

1.	The Acquisition Agreement, pursuant to which, inter alia, China Telecommunications Corporation has agreed to sell, and the Company has agreed to purchase, the entire equity interests in each of the Target Companies at a purchase price of RMB27,800 million comprising:

(a)	an initial cash consideration of RMB8,340 million payable upon the completion of the Acquisition; and

(b)	a deferred consideration of RMB19,460 million to be paid on or before the date falling ten years from completion of the Acquisition has been generally and unconditionally approved and the Board has been authorised to do all such further acts and things and execute such further documents and take all such steps which in its opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement.

11,169,118,669 shares were voted in the affirmative and 1,623,400 shares were voted in the negative, representing 99.9855% and 0.0145%, respectively, of the total number of shares held by the Shareholders (including proxies), excluding China Telecommunications Corporation, present at the EGM carrying voting rights.

2.	The prospective connected transactions set out in sections 9.1(B) (in relation to the interconnection agreement), 9.2(A) (engineering agreements), 9.2(E) (community services agreements) and 9.2(F) (ancillary telecommunications services agreements) as described in the paragraph headed “Prospective Connected Transactions” under the section “Letter from the Chairman” of the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company, its subsidiaries and the Target Group, as the case may be, together with the Combined Group’s relevant aggregate annual values for the engineering agreements, community services agreements and ancillary telecommunications services agreements and the absence of an aggregate annual value for the interconnection agreement, have been approved and the Board has been authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such connected transactions.

11,169,105,169 shares were voted in the affirmative and 1,636,900 shares were voted in the negative, representing 99.9853% and 0.0147%, respectively, of the total number of shares held by the Shareholders (including proxies), excluding China Telecommunications Corporation, present at the EGM carrying voting rights.

Special Resolutions

3.	Provisions relating to the service areas of the Company in Article 13 of the articles of association of the Company shall be amended from “ten provinces (autonomous regions, municipalities directly under the central government), namely Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing and Sichuan” to “twenty provinces (autonomous regions, municipalities directly under the central government), namely Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing, Sichuan, Hubei, Hunan, Hainan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang”, to reflect the change in the service areas of the Company as a result of the Acquisition, and the Board has been authorised to take all actions which in its opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendments to the articles of association of the Company.

69,944,496,747 shares were voted in the affirmative and 35,365,504 shares were voted in the negative, representing 99.9495% and 0.0505%, respectively, of the total number of shares held by the Shareholders (including proxies), present at the EGM carrying voting rights.

4.	The articles of association of the Company shall be amended to comply with the newly amended Listing Rules as follows:

(a)	by restating Article 6 as follows:

“In accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies Listing Overseas (the “Mandatory Provisions”) and other PRC laws and administrative regulations, the Company convened its general meeting on 9 June 2004 to further amend the articles of association of the Company lastly amended in a general meeting of the Shareholders on 20 June 2003 and adopt these articles of association;

(b)	by adding the following paragraph to the end of Article 65:

“Where any member, under the Listing Rules, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.”; and

(c)	by replacing the second paragraph of Article 95 with the following paragraph:

“The minimal length of the period during which written notice to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.”

and the Board has been authorised to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment to the articles of association of the Company.

69,944,496,747 shares were voted in the affirmative and 35,365,504 shares were voted in the negative, representing 99.9495% and 0.0505%, respectively, of the total number of shares held by the Shareholders (including proxies), present at the EGM carrying voting rights.

Completion of the Acquisition

The Board anticipates that the completion of the Acquisition will take place on 30 June 2004.

By order of the Board China Telecom Corporation Limited Li Ping Company Secretary

Beijing, 9 June 2004

Definitions

“Acquisition”	the proposed acquisition by the Company of the entire interests in each of the Target Companies pursuant to the Acquisition Agreement

“Acquisition Agreement”	the conditional sale and purchase agreement dated 13 April 2004 between the Company and China Telecommunications Corporation relating to the Acquisition

“Board”	as of the date of this announcement, the board of the Company consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leiping as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors

“Book Closure Date”	8 May 2004

“Circular”	shareholders circular of the Company published on 13 April 2004 in relation to the Acquisition

“Combined Group”	the Listed Group and the Target Group

“Company”	China Telecom Corporation Limited

“EGM”	the extraordinary general meeting convened on 9 June 2004 pursuant to the notice of EGM published on 13 April 2004

“Listed Group”	the Company together with Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited and their subsidiaries from time to time

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Shareholders”	holders of domestic shares and holders of H shares of the Company

“Target Companies”	Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom

Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited

“Target Group”	the Target Companies and their subsidiaries, from time to time